Exhibit 21.1

Subsidiaries of Navitas Semiconductor Corporation

Name    Jurisdiction

Navitas Semiconductor Limited,
including as domesticated in Delaware as     Ireland and Delaware
Navitas Semiconductor Ireland, LLC

Navitas Semiconductor USA, Inc.    Delaware

Navitas Semiconductor HK Limited    Hong Kong

Navitas Semiconductor (Shanghai) Company Limited    China